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                                February 13, 1997


BY EDGAR-tag DEL-AM
United States
       Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Evan Calio


To Whom It May Concern:


                               Re: Unico, Inc.
                               File #333-21535
                         Form S-4 filing made 2/10/97
                         ----------------------------


     The filing made on behalf of Unico, Inc. on February 10, 1997 (registration number 333-21535) should have contained the following language, and the following is hereby added to the cover page thereof:

     "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine."


                                      Sincerely,


                                      Unico, Inc.
                                      /s/ William N. Hagler
                                      ----------------------------------
                                      By: William N. Hagler
                                      Chairman of the Board, President
                                         Chief Executive Officer
                                      Agent for Service